Exhibit 99(d)

Mine Safety Disclosures

Safety is a top priority in all our businesses, and accordingly, it is a key component of our focus on operational excellence, our employee performance reviews and employee compensation. Our health and safety program objectives are to prevent workplace accidents and ensure that all employees return home safely and comply with all regulations.

We currently own and operate 12 surface lignite coal mines in Texas to provide fuel for our electricity generation facilities. These mining operations are regulated by the US Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977, as amended (the Mine Act), as well as other regulatory agencies such as the RRC. The MSHA inspects US mines, including ours, on a regular basis and if it believes a violation of the Mine Act or any health or safety standard or other regulation has occurred, it may issue a citation or order, generally accompanied by a proposed fine or assessment. Such citations and orders can be contested and appealed to the Federal Mine Safety and Health Review Commission (FMSHRC), which often results in a reduction of the severity and amount of fines and assessments and sometimes results in dismissal. The number of citations, orders and proposed assessments vary depending on the size of the mine as well as other factors.

Disclosures related to specific mines pursuant to Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act sourced from data documented as of October 6, 2011 in the MSHA Data Retrieval System for the three and nine months ended September 30, 2011 (except pending legal actions, which are as of September 30, 2011), are as follows:

	Three Months Ended September 30, 2011			Nine Months Ended September 30, 2011
Mine (a)	Section 104 S and S Citations (b)	Proposed MSHA Assessments ($ thousands) (c)	Pending Legal Action (d)	Section 104 S and S Citations (b)	Proposed MSHA Assessments ($ thousands) (c)	Pending Legal Action (d)
Beckville	6	10	5	8	19	5
Big Brown	3	—	2	6	25	2
Kosse	2	—	2	4	118	2
Oak Hill	1	1	2	1	14	2
Sulphur Springs	5	—	2	5	6	2
Tatum	—	—	2	1	5	2
Three Oaks	2	1	3	4	6	3
Turlington	3	2	—	3	2	—
Winfield South	—	—	1	—	3	1

(a)	Excludes mines for which there were no applicable events.
(b)	Includes MSHA citations for health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.
(c)

Total dollar value for proposed assessments received from MSHA for all citations and orders issued in the periods ended September 30, 2011, including but not limited to Sections 104, 107 and 110 citations and orders that are not required to be reported.

(d)	Pending actions before the FMSHRC involving a coal or other mine.

During the three months ended September 30, 2011, our mining operations received five citations and orders under Section 104(d) (Beckville (3), Kosse and Turlington mines), one order under Section 107(a) (Beckville mine) and no citations, orders or written notices under Sections 104(b), 104(e) or 110(b)(2)] of the Mine Act, and they experienced no fatalities. During the nine months ended September 30, 2011, our mining operations received six citations and order under Section 104(d) (Beckville (3), Kosse (2) and Turlington mines), two orders under Section 107(a) (Beckville mine) and no citations, orders or written notices under Sections 104(b), 104(e) or 110(b)(2) of the Mine Act, and they experienced no fatalities.